October 10, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	High Roller Technologies, Inc. (“Company”) Registration Statement on Form S-1 (File No. 333-276176) (the “Registration Statement”)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on October 8, 2024, in which the Company joined the request of ThinkEquity LLC, as representative of the underwriters of the offering, for acceleration of the effective date of the above-referenced Registration Statement. The Company is now requesting that such Registration Statement be declared effective on Tuesday, October 15, 2024, at 5:00 p.m., ET, or as soon thereafter as practicable, and we hereby formally withdraw our previous request for acceleration and join in the Think Equity’s revised request for acceleration of the effective date.

Very truly yours,

High Roller Technologies, Inc.

By:	/s/ Ben Clemes
Name: Ben Clemes
Title: Chief Executive Officer